UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 13, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 09 November 2018 entitled ‘VODAFONE APPOINTS SANJIV AHUJA AS A NON-EXECUTIVE DIRECTOR’

RNS: 9704G

Vodafone Group Plc

9 November 2018

VODAFONE APPOINTS SANJIV AHUJA AS A NON-EXECUTIVE DIRECTOR

(revised to reflect amendment to LR 9.6.13 disclosure)

Vodafone Group Plc today announces the appointment of Sanjiv Ahuja as a Non-Executive Director with immediate effect.

Sanjiv Ahuja is the Chairman of Tillman Global Holdings, which he founded in 2013. Sanjiv was Chief Operating Officer and President of Telcordia Technologies, before moving to Orange Telecommunications in 2003, where he held the roles of Chief Operating Officer, Chief Executive and eventually Chairman of Orange PLC. After leaving Orange, he was CEO and Chairman at wireless broadband companies LightSquared and Augere, and he also founded and chaired Eaton Towers, which builds active and passive telecom infrastructure throughout Africa.

Sanjiv has sat on the boards of Telenor ASA, Network Appliance, Cadbury Schweppes and Williams Sonoma, and holds a degree in Electrical Engineering from Delhi University and a master’s degree in Computer Information Systems from Columbia University in New York.

Vodafone Group Chairman Gerard Kleisterlee said: “I am delighted that Sanjiv has agreed to join the Vodafone board. He has broad telecoms expertise, having led mobile, broadband and infrastructure companies, as well as considerable international experience from operating in Europe, the US, Africa and Asia. We are looking forward to working with him.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Notes

Sanjiv Ahuja was a director of LightSquared from August 2009 to February 2012.  LightSquared filed for US bankruptcy court protection in May 2012 and exited bankruptcy in December 2015. There are no other disclosures to be made under Listing Rule 9.6.13.

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 30 June 2018, Vodafone Group had 534.5 million mobile customers and 19.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 13, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary